UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Q4 2018 and FY 2018 Results

Item 1

INVESTOR RELATIONS CONTACT	PRESS CONTACT
Limor Gruber	Maya Avishai
Head of Investor Relations	Head of Global External Communications
+972-3-684-4471	+972-3-684-4477
Limor.Gruber@icl-group.com	Maya.Avishai@icl-group.com

ICL REPORTS STRONG Q4 AND Full YEAR 2018 RESULTS

Top Line Growth and margin expansion in All of ICL's Value Chains

2018:

-	Annual sales of $5.56 billion compared to $5.42 billion for 2017. Sales excluding divested businesses of $5.51 billion compared to $5.08 for 2017, a growth of 8%

-	Operating income of $1,519 million compared to $629 million for 2017. Adjusted operating income excluding divested businesses increased by 42% to $750 million

-	Net income more than tripled compared to 2017. Adjusted net income excluding divested businesses increased by approximately 50%

-	Net debt to EBITDA ratio decreased to 1.9 at the end of 2018 from 2.9 at the end of 2017

-	EPS of 97 cents compared to 29 cents in 2017. Adjusted EPS excluding divestments of 37 cents vs. 25 cents in 2017

Q4:

-	Fourth quarter sales of $1.41 billion compared to $1.36 billion for Q4 2017, or compared to $1.30 billion excluding divested businesses, a growth of 8%

-	Operating income of $166 million, compared to $189 million in Q4 2017. Adjusted operating income excluding divested businesses of $214 million compared to $153 million in Q4 2017, a growth of 40%

-	EBITDA excluding divested businesses of $322 million compared to $259 million in Q4 2017

-	EPS of 6 cents, adjusted EPS excluding divestments of 10 cents. Dividend of 4.8 cents/share reflects annualized dividend yield of above 3%

Tel Aviv, Israel, February 6, 2019 – ICL (NYSE & TASE: ICL), a leading global specialty minerals and specialty chemicals company, today reported its financial results for the fourth quarter and year ended December 31, 2018.

Sales for the fourth quarter were $1,410 million compared to $1,361 million for the comparable period in 2017, a growth of 4%. Compared to sales excluding divested businesses of $1,301 million in Q4 2017, sales grew by 8%. The Company reported operating income of $166 million for Q4 2018 compared to $189 million for Q4 2017, which included a capital gain of $48 million. Adjusted operating income was $214 million, compared to adjusted operating income excluding divested businesses of $153 million in Q4 2017, an increase of 40%. Net income was $82 million for the fourth quarter of 2018 compared to $155 million in the comparable period in 2017. Higher prices across the board led to an increase of 24% in Q4 2018 EBITDA to $322 million, compared to $259 million in Q4 2017, excluding the contribution of divested businesses.

Operating income for the year ended December 31, 2018, including a capital gain of $841 million from the sale of the Fire Safety and Oil Additives businesses, amounted to $1,519 million, an increase of about 140% over 2017. Adjusted operating income excluding divestments increased by 42% to $750 million for the year ended December 31, 2018, compared to $530 million in 2017, supported by higher selling prices across all of ICL's value chains. Annual net income more than tripled compared to 2017, and adjusted net income excluding divestment businesses increased by approximately 50%.

ICL’s CEO, Raviv Zoller, stated, “ICL’s strong results in the fourth quarter, propelled by positive contributions from each of our value chains, capped an extraordinary year for the Company. We successfully completed the divestment of our Fire Safety and Oil Additives businesses which reduced our net debt level substantially and together with the optimization of our debt structure, created financial flexibility to support our growth. During 2018 we aligned ICL’s organizational structure to enhance our leading market positions and promote our growth, while successfully implementing a ‘Value over Volume’ strategy for our specialty businesses."

Zoller continued, “Our Industrial Products division set an all-time record for annual profit this year, benefiting from record bromine prices and higher sales volumes of several products, while our Potash division achieved record production at our Dead Sea unit. We significantly improved the performance of our potash operations in Spain and our YPH JV in China, both of which shifted to profitability, as we continued to focus on cost controls, prudent capital investments and environmental responsibility. Towards the end of the year, we also commenced commercial operation of our new power plant in Israel."

Zoller concluded, “We are deeply grateful to our more than 11,000 talented employees around the globe for the achievements we recorded during the year. We recognize that it is their dedication and perseverance during challenging periods that allowed us to take advantage of improved market conditions in 2018 and to move forward into 2019 with strong business momentum.”

ICL’s Chairman, Johanan Locker, added, " 2018represented an important turning point for ICL. This year we started implementing our new strategy, which was launched in early 2018 and is focused on enhancing ICL's leadership positions in each of our core value chains, while expanding our specialty businesses and promoting our Innovative Ag Solutions offerings. I am confident that ICL will continue to be a flagship of Israeli industry with a strong global footprint and one of the world’s major fertilizers and specialty chemicals companies."

FINANCIAL RESULTS

	10-12/2018		10-12/2017		1-12/2018		1-12/2017
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Sales	1,410	-	1,361	-	5,556	-	5,418	-
Sales excluding divestments (1)	1,410	-	1,301		5,506	-	5,075	-
Gross profit	507	36	429	32	1,854	33	1,672	31
Operating income	166	12	189	14	1,519	27	629	12
Adjusted operating income excluding divestments (1)(2)	214	15	153	12	750	14	530	10
Net income - shareholders of the Company	82	6	155	11	1,240	22	364	7
Adjusted net income - shareholders of the Company excluding divestments (1)(2)	124	9	135	10	478	9	323	6
EPS attributable to the shareholders of the company (fully diluted)	0.06	-	0.12	-	0.97	-	0.29	-
Adjusted EPS attributable to the shareholders of the company, excluding divestments (fully diluted) (1)(3)	0.10	-	0.11	-	0.37	-	0.25	-
Adjusted EBITDA excluding divestments (1) (4)	322	23	259	20	1,160	21	928	18
Cash flows from operating activities	224	-	277	-	620	-	847	-
Purchases of property, plant and equipment and intangible assets (4)	179	-	140	-	572	-	457	-

(1)	Excluding contribution from divested businesses to 2017 & 2018 results. See “Results Analysis October-December 2018” below and “Results Analysis January-December 2018” in the Appendix

(2)	See “Adjustments to Reported Operating and Net Income” in the Appendix.

(3)	Adjusted EPS excluding divestments is calculated as adjusted net income excluding divestment divided by weighted-average diluted number of ordinary shares outstanding as provided in the reconciliation table “Adjustments to Reported Operating and Net Income” in the Appendix.

(4)	See “Calculation of Adjusted EBITDA” in the Appendix.

(5)	See “Condensed Consolidated Statements of Cash Flows (unaudited)” in the Appendix.

Results Analysis October – December 2018

	Sales	Expenses	Operating income
	$ millions
Q4 2017 figures	1,361	(1,172)	189
Total adjustments Q4 2017*	-	(21)	(21)
Adjusted Q4 2017 figures	1,361	(1,193)	168
Divested businesses contribution 2017	(60)	45	(15)
Adjusted Q4 2017 figures (excluding divested businesses)	1,301	(1,148)	153
Quantity	(1)	(6)	(7)
Price	133	-	133
Exchange rate	(23)	30	7
Raw materials	-	(17)	(17)
Energy	-	3	3
Transportation	-	(20)	(20)
Operating and other expenses	-	(38)	(38)
Adjusted Q4 2018 figures	1,410	(1,196)	214
Total adjustments Q4 2018*	-	48	48
Q4 2018 figures	1,410	(1,244)	166

* See "Adjustments to reported operating and net income (Non-GAAP)" in the appendix. See annual results analysis in the Appendix.

Revenue: Sales in Q4 2018 were $1,410 million compared to $1,361 million in Q4 2017, an increase of 4%. Sales excluding divestments increased by more than 8% from $1,301 million in Q4 2017. Higher prices across all of ICL's value chains overcompensated for the negative impact of the devaluation of the euro and the Chinese yuan against the US dollar.

FY 2018 sales increased to $5.56 billion compared to $5.42 billion in FY 2017, a growth of 3%. Sales excluding divestments was $5.51 billion in FY 2018 compared to $5.08 billion in FY 2017, an increase of more than 8%. Higher prices, the upward revaluation of the euro against the dollar and higher sales volumes of flame retardants, specialty fertilizers and dairy proteins more than offset lower sales volumes of potash, commodity phosphates and specialty phosphates.

Operating income: Operating income in Q4 2018 was $166 million compared to $189 million in Q4 2017, a decrease of 12%, mainly due to a capital gain of $48 million recorded in the comparable period last year. Adjusted operating income excluding divestments, which excludes the contribution of divested businesses, provisions for prior-periods' royalties and for closure costs of the Sallent mine in Spain (towards the site consolidation and as part of the restoration solution), increased by 40% to $214 million. The increase was driven by higher prices, lower energy costs and favorable exchange rates (devaluation of the euro, Israeli shekel and yuan decreased costs in dollar terms). This was partially offset by higher marine transportation and raw material prices (sulphur used in the phosphate value chain and raw materials used in the production of bromine and phosphorous flame retardants) and other expenses which include insurance income in Israel recorded in the corresponding quarter of 2017, inventory write-offs and higher depreciation expenses. The negative impact of sales volume derives from unfavorable product mix due to an increase in the sales of Polysulphate and the sales of electricity surplus to third parties from the new power plant in Sodom together with lower sales volumes of potash, phosphate specialties and specialty fertilizers. This was partially offset by an increase in the sales volume of bromine based industrial solutions.

Operating income for FY 2018 was $1,519 million, compared to $629 million for FY 2017, an increase of about 140%. The increase in operating income is mainly attributed to a capital gain of $841 million from the sale of the Fire Safety and Oil Additives businesses. Adjusted operating income excluding divestments, which mainly excludes capital gain and contribution from divestments to 2017 & 2018 results, asset impairments and provisions for early retirement, legal claims and site closure costs, amounted to $750 million in 2018 compared to $530 million in 2017, an increase of 42%. The increase is attributed to higher prices and the upward revaluation of the euro against the dollar. These were partially offset by higher raw material and marine transportation prices, lower sales volume, insurance income in Israel recorded in 2017, higher royalties and depreciation and inventory write-offs.

Financing expenses, net: The net reported financing expenses in Q4 2018 amounted to $66 million, compared to $25 million in the corresponding quarter in 2017. Excluding expenses deriving from interest on past royalties recognized in the current period, the net adjusted financing expenses amounted to $59 million compared to $28 million in Q4 2017 (which excludes an income in connection with a resolution of tax dispute in Belgium). Interest expenses decreased by $4 million to $25 million. The decrease was more than offset by an increase in hedging transaction provisions which derived mainly from the devaluation of the shekel against the dollar, a decrease in interest rates and a sharp decrease in energy prices towards the end of the quarter.

Net financial expenses for FY 2018 amounted to $158 million compared to $124 million. Excluding expenses deriving from interest on past royalties recognized in 2018 in the amount of $10 million, the net adjusted financing expenses in 2018 amounted to $148 million. A decrease in interest expenses in the amount of $11 million was more than offset mainly by lower financial income as a result of change in exchange rate differences and an increase in provisions for hedging transactions.

Tax expenses: Tax expenses for Q4 2018 amounted to $19 million compared to $13 million in Q4 2017. Excluding the tax impact of the adjustments to operating income and financial expenses, adjusted tax expenses in Q4 2018 amounted to $32 million, which reflects an adjusted effective tax rate of 20% (from adjusted income before tax), compared to $2 million in Q4 2017, which reflects an effective tax rate of 1%. The unusually low tax rate in 2017 was driven by an adjustment of deferred taxes in respect of the change in the tax rate in the US in Q4 2017 and a decrease in tax provisions in Israel related to the Natural Resource Tax Law.

Tax expenses for 2018 amounted to $129 million compared to $158 million in 2017. Excluding the tax impact of the adjustments to operating income and financial expenses, adjusted tax expenses in 2018 amounted to $136 million, which reflects an adjusted effective tax rate of 22% (from adjusted income before tax), compared to $156 million in 2017, which reflects an adjusted effective tax rate of 30%. The decrease in 2018 is attributed to lower profit deriving from the US, following the divestitures, lower tax rate in the US, the devaluation of the shekel against the dollar during the year, and a decrease in tax provisions in Israel.

Cash flow & debt level: In Q4 2018, operating cash flow decreased by $53 million compared to the corresponding quarter in 2017 to $224 million. This decrease derives primarily from a decrease of $30 million in working capital recorded in Q4 2018 compared with a decrease of $57 million during Q4 2017. This is attributed to a more moderate decrease in trade receivables as a result of the late signings of the potash supply contracts in China and India. In addition, operating cash flow was negatively impacted by payments of royalties to the Israeli government in respect if prior periods and cash paid due to derivatives transactions. These were partly offset by lower tax payments in this quarter compared with the corresponding quarter last year. Operating cash flow for 2018 amounted to $620 million compared to $847 million in 2017. The decrease is attributed to an increase in inventory and trade receivables. Cash flow used for the purchase of property, plant, equipment and intangible assets amounted to $179 million and $572 million in Q4 2018 and FY 2018, respectively, compared to $140 million and $457 million in Q4 2017 and FY 2017, respectively. The increase derives mainly from several infrastructure projects in ICL's potash division.

The Company’s net financial liabilities at the end of 2018 amounted to $2,212 million, a decrease of $825 million compared to December 31, 2017. The significant decrease is mainly due to proceeds received from the sale of the Fire Safety and Oil Additives businesses.

REVIEW OF OPERATING SEGMENTS

Industrial Products

ICL’s global leadership in the bromine industry is driven by its focus on delivering value to its customers rather than increasing volume. ICL is able to generate more value by leveraging its unique assets and know-how and by fostering innovation through the development of new applications, such as new bromine and phosphorus-based flame retardants, magnesia and salt products, as well as other solutions. ICL continues to leverage its unique logistical advantages and unparalleled experience related to the safety and environmental aspects of its Bromine business.

The Industrial Products segment recorded another strong quarter driven by higher prices across its bromine value chain as well as most of its complementary businesses, and resulting in an all-time record of annual segment profit. Higher prices drove an approximately 2% expansion in quarterly and annual segment profit margins.

Industrial Products accounted for 22% of sales and 30% of profit attributed to segments in Q4 2018 compared to 22% of sales and 31% of profit attributed to segments in Q4 2017. The segment accounted for 23% of sales and 35% of profit attributed to segments in 2018 compared to 22% of sales and 33% of profit attributed to segments in 2017.

Significant Highlights and Business Environment

•	During Q4 2018 elemental bromine prices in China increased compared to Q3 2018 and compared to Q4 2017 as local bromine production was affected by strict environmental-related regulatory pressure and the winter shutdown.

•	Demand for bromine-based flame retardants during Q4 was lower compared to prior periods. However, the segment is benefitting from higher prices as a result of elevated bromine prices.

•	ICL Industrial Products successfully secured several supply agreements for bromine compounds for 2019, mostly with higher prices and stable volumes. ICL continues its efforts to conclude additional agreements.

•	Clear brine fluids sales were higher compared to the corresponding quarter, mainly due to continuation of higher drilling activity in the Gulf of Mexico. Nevertheless, sales in Q4 2018 were moderately lower compared to the exceptional level in Q2 and Q3 2018.

•	Higher prices were recorded for phosphorous-based flame retardants in ICL’s markets (US and Europe) compared to the corresponding quarter as a result of continuous strict environmental-related regulatory pressure in China which impacted Chinese production and exports.

•	Demand for magnesia products for industrial uses is increasing. The segment continues to focus on applications with higher margins for the pharma and nutraceutical markets.

Results of Operations

10-12/2018	10-12/2017	1-12/2018	1-12/2017
$ millions	$ millions	$ millions	$ millions
Total Sales	320	303	1,296	1,193
Sales to external customers	316	298	1,281	1,179
Sales to internal customers	4	5	15	14
Segment profit	83	73	350	303
Depreciation and Amortization	16	15	63	61
Capital expenditures	12	17	50	49

Results Analysis October – December 2018

	Sales	Expenses	Segment profit
	$ millions
Q4 2017 figures	303	(230)	73
Quantity	2	1	3
Price	17	-	17
Exchange rate	(2)	4	2
Raw materials	-	(5)	(5)
Operating and other expenses	-	(7)	(7)
Q4 2018 figures	320	(237)	83

See annual results analysis in the Appendix.

The increase in the segment’s profit in Q4 2018, over the corresponding period in 2017, resulted mainly from an increase in the selling prices of bromine-based industrial solutions and flame retardants, as well as phosphorous-based flame retardants, which overcompensated for higher raw material prices and an inventory write-off. The contribution of higher sales quantities is attributed to improved mix due to an increase in the quantities sold of bromine-based industrial solutions (mostly clear brine fluids). The positive impact of exchange rates derives mainly from the devaluation of the Israeli shekel against the dollar, decreasing production costs, partly offset by the devaluation of the euro against the dollar which decreased revenue.

On an annual basis, the increase in segment profit is attributable to higher prices and sales volumes across most of the segment's products, which overcompensated for a decrease in the sales quantities of bromine-based industrial solutions (mainly elemental bromine), higher raw material prices, higher labor costs and an inventory write-off.

Potash

ICL leverages its well-positioned and unique potash assets, as well as its logistical advantages, to be among the three most competitive suppliers in its key target markets, including Brazil, India, China, Europe and Southeast Asia. ICL’s cost competitiveness derives from lower logistics costs due to its facilities’ proximity to ports and customers, as well as from continuous optimization of its potash production processes, reducing costs and utilizing its capacity potential efficiently. In addition, ICL's Boulby mine in the UK is the world's first and sole supplier of Polysulphate.

The Potash segment recorded strong potash sales volumes during the fourth quarter. The average realized sales price of potash increased by over 20% quarter over quarter to $292/tonne in Q4 2018 and by 18% year over year to $278/tonne in FY 2018. Sales volumes of approximately 1.5 million tonnes in Q4 2018 resulted in record low inventory levels. Operational efficiencies measures led to record annual production of 3.8 million tonnes at ICL Dead Sea and supported a shift to operating profit in ICL's potash operations in Spain. On a macro basis, ongoing delays in new global capacity ramp-up are contributing to a balanced market, reflected in solid pricing during the off-season period.

The Potash segment accounted for 33% of sales and 57% of profit attributed to segments in the fourth quarter of 2018, compared to 28% of sales and 50% of profit attributed to segments in Q4 2017. The segment accounted for 27% of sales and 39% of profit attributed to segments in 2018 compared to 23% of sales and 31% of profit attributed to segments in 2017.

Significant Highlights and Business Environment

•	Potash prices continued to increase during Q4 2018 despite the agricultural season ending in key regions, including Brazil, US and Europe, supported by low availability of product for spot sales. This can be considered as a positive indication towards the first quarter of 2019. According to CRU (Fertilizer Week Historical Prices, January 2019) the average price of granular potash imported to Brazil for Q4 2018 was $350 per tonne (CFR), up by 6.1% and 25% compared to Q3 2018 and Q4 2017, respectively.

•	The Grain price index, which peaked during Q2 2018, remained quite steady during Q4 as corn and soybean prices increased while wheat and rice prices decreased. The increase in soybean price is explained by a decrease in its production in the US, mainly due to the US-China trade dispute resulting in a decrease in the US export to China. This has led to an increase in Chinese soybean imports from Brazil while the US has increased its soybean export to other geographical markets. The decrease in wheat prices is related mainly to higher exports from Russia and an increase in the production in Canada, which were higher than the decrease in exports from Australia due to a continuing drought in the latter, according to the WASDE (World Agricultural Supply and Demand Estimates) reports from November and December 2018.

•	Based on the aforementioned reports, the grains stock to use ratio for the 2018/2019 agricultural year is expected to decrease to 29.01%, compared with 31.20% at the end of the 2017/2018 agricultural year and compared with 30.55% in the 2016/2017 agricultural year. This trend of lower stock-to-use ratio may be supportive for fertilizer demand.

•	According to preliminary data, potash imports to China in 2018 reached 7.5 million tonnes, a decrease of 1% compared to 2017.

•	According to the FAI (Fertilizer Association of India), potash imports during 2018 amounted to 4.4 million tonnes, a 1% increase over 2017. The moderate increase can be explained by low availability of potash.

•	According to preliminary data, potash imports into Brazil during 2018 were over 10.5 million tonnes, surpassing last year's record by 8%.

•	Supply side developments: EuroChem (Russia) announced that it has cut its forecast for 2018 output from its new potash mines, Usolskiy and Volgakaliy, to a total of about 0.3 million tonnes. The Turkmenhimiya (Turkmenistan) Garlyk mine (nameplate capacity of 1.4 million tonnes per year) is believed to be inoperable. The ramp-up of Slavkaliy's (Belarus) Nezhinsky Potash project (nameplate capacity of 1 million tonnes per year) is expected to be delayed from 2020 to 2022. K+S (Germany) closed its Sigmundshall site (0.6 million tonnes per year). It is assumed that problems with K+S' granulation stage production process in the Bethune mine in Saskatchewan led it to deliver standard MOP to China. Mosaic commissioned the new production skip at its Esterhazy K3 potash mine in Saskatchewan (Canada) on December 2018. This project is expected to reach its full operational capacity (7.35 million tonnes per year) by 2024.

•	In November 2018, ICL signed framework agreements with its customers in China for 2019-2021, to supply a total of 3 million tonnes of potash, with additional options for 0.75 million tonnes. Prices will be subject to the prevailing market prices in China at the relevant date of supply.

•	In December 2018, ICL signed a five-year potash supply agreement with Indian Potash Limited ("IPL"), India's largest importer of potash. According to the agreement, ICL is expected to supply IPL with 600 thousand tonnes per year in 2019 and 2020, increasing to 650 thousand tonnes per year from 2021 to2023 (including optional quantities). Prices will be determined in accordance with the prevailing market prices in India at the relevant date of supply.

•	ICL continues to ramp-up Polysulphate production in the Boulby mine in the UK towards reaching 1 million tonnes run-rate by the end of 2020, which is required in order to achieve profitability.

•	Part of the Company's strategy is to grow its FertilizerpluS platform, by, among other things, utilizing Polysulphate as a base for a product portfolio which includes PotashpluS, PKpluS and other products. Sales of FertilizerpluS in 2018 totaled $114 million. In December 2018, ICL signed a new supply agreement for Polysulphate and its derivatives with customers in China for 2019 in a total quantity of 89 thousand tonnes.

•	Global demand for magnesium remained constrained in China, Brazil and Europe. This was partly offset by an improvement in the US market as trade restrictions have pushed up prices in the steel, aluminum and automotive sectors, which in turn has caused a resumption of domestic production, and consequent demand for raw materials, including magnesium.

•	On October 24, 2018 a petition was filed with the International Trade Administration of the US Department of Commerce and the US International Trade Commission by a US magnesium competitor, US Magnesium, to impose antidumping and countervailing duties on imports of magnesium from Israel. US Magnesium claims that imports of magnesium produced in Israel by Dead Sea Magnesium Ltd. are being subsidized and are being sold at less than fair value in the US market. At this time, it is not possible to determine whether the petition will be successful or whether tariffs will be imposed in the future. Market reaction has seen impacts through increased prices coupled with future supply concerns on the part of consumers.

Results of Operations

10-12/2018	10-12/2017	1-12/2018	1-12/2017
$ millions	$ millions	$ millions	$ millions
Total sales	515	414	1,623	1,383
Potash sales to external customers	413	340	1,280	1,119
Potash sales to internal customers	23	20	79	71
Other and eliminations*	79	54	264	193
Gross profit	250	194	696	539
Segment profit	158	119	393	282
Depreciation and Amortization	40	36	141	128
Capital expenditures	133	119	356	270
Average realized price (in $)**	292	240	278	236

* Mainly includes Polysulphate produced in the UK, salt produced in underground mines in UK and Spain, magnesium based products and sales of electricity produced in Israel.

**Potash average realized price ($/tonne) is calculated by dividing total potash revenue by total sales quantities. The difference between FOB price and average realized price is mainly marine transportation costs.

Potash – Production and Sales

Thousands of tonnes	10-12/2018	10-12/2017	1-12/2018	1-12/2017
Production	1,223	1,303	4,880	4,773
Total sales (including internal sales)	1,493	1,500	4,895	5,039
Closing inventory	385	400	385	400

In Q4 2018, potash production was 80,000 tonnes lower than in the corresponding quarter last year, mainly due to a decrease of 76,000 tonnes in the potash production in ICL Boulby which terminated its potash production at the end of the second quarter of 2018 as part of the transition to Polysulphate production. The quantity of potash sold in Q4 2018 was 7,000 tonnes lower than in the corresponding quarter last year, mainly due to a decrease in potash sales to Europe, mostly offset by an increase in potash sales to Asia and Latin America.

The increase in FY 2018 production is attributed to an increase of about 230 thousand tonne in the Dead Sea and Spain, overcompensating for a decrease of about 115 thousand tonnes in the UK . The increased production in the Dead Sea derived mainly from efficiency measures throughout the production process. The increase in Spain derived mainly from an efficiency plan implemented at the beginning of 2018 and from higher ore grade in the area mined in the first quarter of 2018. The decrease in sales volumes derived mainly from ICL's low inventory level in the beginning of 2018 which impacted product availability and resulted in lower sales volume to the Americas.

Results Analysis October – December 2018

	Sales	Expenses	Segment profit
	$ millions
Q4 2017 figures	414	(295)	119
Quantity	27	(26)	1
Price	77	-	77
Exchange rate	(3)	6	3
Energy	-	2	2
Transportation	-	(16)	(16)
Operating and other expenses	-	(28)	(28)
Q4 2018 figures	515	(357)	158

See annual results analysis in the Appendix.

The increase in the segment’s profit in Q4 2018 was driven primarily by higher potash prices, offset by an increase in marine transportation prices, as well as an increase in operating and other expenses, deriving mainly from an inventory write-off in the UK, higher depreciation and royalty expenses in Israel and increased operational costs in Spain and Israel. The moderate positive impact of sales quantities derived mainly from product mix, due to increased share of sales of lower margin products such as Polysulphate and electricity surplus sales to third parties from the new power plant in Sodom. The negative impact of exchange rates on sales, due to the devaluation of the euro and the British pound against the dollar, was more than offset by the devaluation of the Israeli shekel which contributed to lower production costs in dollar terms.

The increase in the segment's profit in 2018 is attributed mainly to higher prices, which overcompensated for unfavorable product mix (mainly due to higher share of lower margin products such as Polysulphate and electricity), impact of exchange rates on production costs in dollar terms, higher marine transportation prices and higher operating and other expenses (mainly an increase in royalties, expenses recorded in connection with DSW's collective labor agreement and higher depreciation expenses in Israel and the UK).

Phosphate Solutions

The Phosphate Solutions segment’s strategy is to be a leading provider of value-added specialty solutions based on phosphate for diversified industrial, food and agriculture markets. The goal is to outgrow the market by enhancing customer relationships and in parallel, optimizing upstream capabilities directed towards specialty products. The diversification into higher value-added specialty products leverages ICL's integrated business model and provides it with additional margins on top of the commodity margin.

Phosphate Solutions results in the fourth quarter of 2018 improved compared to the corresponding quarter last year. The improved performance was supported by higher prices of phosphate commodities and specialties. This was partly offset by an increase in raw materials prices, mainly Sulphur and an inventory write-off in China.

The segment's profit margins increased from 5% in Q4 2017 to 8% in Q4 2018 and from 7% in 2017 to 10% in 2018, driven by synergy utilization and higher prices of specialty and commodity phosphates, which more than compensated for an annual increase of $50 million in raw material costs. The segment’s ten-year profit record for specialty phosphates was driven by its value over volume strategy. The segment also significantly improved the performance of its YPH JV, which shifted to profitability during the year.

The Phosphate Solutions segment accounted for 33% of sales and 14% of profit attributed to segments in Q4 2018 compared to 34% of sales and 10% of profit attributed to segments in Q4 2017. The segment accounted for 36% of sales and 21% of profit attributed to segments in 2018 compared to 36% of sales and 16% of profit attributed to segments in 2017.

Significant Highlights and Business Environment

•	Sales of Phosphate Specialties in Q4 2018 decreased by approximately 6% compared to the corresponding quarter last year to $267 million. Higher prices drove approximately 26% growth in profit to $32 million. Q4 2017 includes $6M sales of the Rovita business, which was divested at the beginning of the third quarter of 2018. 2018 sales of Phosphate Specialties increased by approximately 6% to $1,197 million and profit increased by approximately 36% to $171 million. 2017 includes $32M sales of the Rovita business, while 2018 includes $16M sales, as a result of the aforementioned divestment.

•	Phosphate acids’ sales were slightly down in comparison to the corresponding quarter of last year due to lower sales volumes in South America, driven by increased imports from China, and lower sales volume to Europe. However, increased volumes in China as well as higher prices in Europe and North America drove an increase in the business profit.

•	Phosphate salts` performance was slightly down due to volume losses of food salts in Europe and North America, partly offset by increased prices and higher market share in China for the YPH JV.

•	The Paints and Coatings business experienced strong performance driven by strong volumes of high performance additives as well as by higher prices.

•	The Dairy Protein business was slightly below Q4 2017 as business performance normalized following a strong first three quarters of 2018.

•	In July 2018, ICL divested and transferred the assets and business of Rovita GmbH, which produces a commodity milk protein. In Q4 2017, the business reported sales of $6 million and operating loss of approximately $2 million.

•	The commodity phosphate market weakened towards the end of Q4 2018 and into 2019 and prices softened as the agricultural season ended at the major phosphate fertilizers importing countries. According to CRU (Fertilizer Week Historical Prices, January 2019), the spot DAP price in India (CFR bulk) declined from $430 per tonne in Q3 2018 to $422 in Q4 2018 while TSP price (FOB Morocco) increased from $354 per tonne to in Q3 2018 to $361 per tonne in Q4 2018, 26% higher than Q4 2017. Sulphur prices also moderated from November 2018 and into the beginning of 2019. Market observers are forecasting that the price moderation trend in the phosphate market will continue during the first half of 2019 followed by stable pricing in the second half of the year.

•	According to IHS Markit data, Brazil imported 9.0 million tonnes of phosphates during 2018, a 0.9% increase from 2017. This is due to increases in SSP, TSP and NPK, offset by lower MAP, DAP and NP/NPS imports.

•	OCP secured Q1 2019 green phosphoric acid contracts with its Indian partners at $750 per tonne P2O5 CFR, a decrease of $18 from the previous quarter.

•	According to the FAI (Fertilizer Association of India), DAP imports during 2018 increased by 50% to 6 million tonnes compared to 2017 while domestic DAP production decreased by 27% to 3.6 million tonnes, due to economic preference for DAP imports over its local production.

•	For information regarding developments in the agriculture market and FertilizerpluS products, which are mainly based on Polysulphate, see “Potash - Significant Highlights and Business Environment”.

Results of Operations

	10-12/2018	10-12/2017	1-12/2018	1-12/2017
	$ millions	$ millions	$ millions	$ millions
Total Sales	495	487	2,099	2,037
Sales to external customers	471	460	2,001	1,938
Sales to internal customers	24	27	98	99
Segment profit	38	23	208	149
Depreciation and Amortization	42	45	172	172
Capital expenditures	53	29	176	154

Phosphate Solutions: Backward Integrated Value Chain

Thousands of tonnes	10-12 2018	10-12 2017	1-12 2018	1-12 2017
Phosphate rock
Production	1,325	1,098	5,006	4,877
Green phosphoric acid
Used for production of phosphate commodities	152	115	552	451
Used for production of phosphate specialties	77	75	305	281
Other	2	6	17	28
Phosphate fertilizers
Production	619	555	2,304	2,094
Sales*	543	501	2,269	2,291
Pure phosphoric acid
Production	69	72	289	275

* To external customers.

Production of phosphate rock in Q4 2018 and in 2018 increased mainly due to a shutdown at Rotem's Zin plant during the second half of 2017. The increase in green phosphoric acid used for production of phosphate commodities is attributed to higher phosphate fertilizers production in the YPH JV in China. The increase in Green phosphoric acid used for production of phosphate specialties was mainly due to an increase in the production of specialty products in the YPH JV. Higher sales of phosphate fertilizers in Q4 2018 derived mainly from higher sales in North America and in China by the YPH joint venture. Production of pure phosphoric acid was lower in Q4 2018, mainly due to lower production in Brazil in alignment with market demand. The increase in the production of pure phosphoric acid in 2018 is attributed to increased production in Israel and China and to increased demand in China.

Results Analysis October– December 2018

	Sales	Expenses	Segment profit
	$ millions
Q4 2017 figures	487	(464)	23
Divested businesses	(6)	8	2
Q4 2017 figures (excluding divested businesses)	481	(456)	25
Quantity	(10)	5	(5)
Price	38	-	38
Exchange rate	(14)	15	1
Raw materials	-	(12)	(12)
Transportation	-	(4)	(4)
Operating and other expenses	-	(5)	(5)
Q4 2018 figures	495	(457)	38

See annual results analysis in the Appendix.

The increase in the segment’s profit in Q4 2018 derived mainly from higher selling prices and lower operating costs as a result of efficiency measures, which more than compensated for higher raw material and marine transportation prices, lower sales volume of phosphate specialties, inventory write-off in China and insurance income in Israel recorded in the corresponding quarter.

The increase in segment profit in 2018 derived from higher prices throughout the phosphate value chain due to higher commodity and specialty prices, lower operating costs as a result of efficiency measures and from favorable exchange rates (mainly the contribution of the upward revaluation of the euro to sales in dollar terms). These were partly offset by higher raw material and transportation prices, lower sales volumes, inventory write-off in China and an insurance income recorded in 2017.

Innovative Ag Solutions

ICL's Innovative Ag Solutions (“IAS”) segment was established on the foundations of the ICL's specialty fertilizers business. The segment aims to achieve global leadership by enhancing its global positions in its core markets of specialty agriculture, ornamental horticulture, turf and landscaping. The segment targets high-growth markets such as Latin America, India and China and by leveraging its R&D capabilities, vast agronomic know-how, global footprint, backward integration to potash and phosphate, chemistry know-how as well as by utilizing M&A opportunities. The segment also functions as ICL’s innovative arm, which seeks to leverage its R&D capabilities and to implement digital innovations.

The IAS segment's annual top line growth was in-line with the strong growth in the specialty fertilizers market, with increased sales to the growing markets of China, Brazil and India. Profit margins eroded as a result of the segment’s continued realignment of its business to promote its growth and market leadership. Sales in the fourth quarter decreased due to plant maintenance in Israel and in China and due to currency fluctuations.

ICL’s IAS segment accounted for 10% of sales and 1% of profit attributed to segments in Q4 2018, compared to 11% of sales and 3% of profit attributed to segments in the Q4 2017. The segment accounted for 13% of sales and 6% of profit attributed to segments in 2018, compared to 12% of sales and 6% of profit attributed to segments in 2017.

Significant Highlights and Business Environment

•	Q4 2018 sales were lower compared to the corresponding quarter last year, mainly due to lower sales in the specialty agriculture market as a result of inventory management policy, product availability due to a ramp-up in the Company's CRF fertilizers plant in North America, lower sales in Turkey due to currency risk and a particularly strong Q4 in 2017.

•	The decrease was partly offset by an increase in sales of chemicals, mainly sulfuric acid and caustic soda.

•	Sales in the growing emerging markets of China, India and Brazil increased due to increased demand for specialty fertilizers.

•	Sales in Europe were mostly stable, while sales in North America continue to be affected by competitive pressure and by the ramp-up of the segment’s plant in Summerville, US.

•	Prices of straight fertilizers (mainly MKP and PeKacid) increased in Q4 2018 compared to Q4 2017.

•	Sales to the turf and ornamental markets were generally stable.

•	ICL's efforts to identify sustainable sourcing of ammonia resulted in a partial recovery, though historical sales volumes have not yet been achieved.

Results of Operations

10-12/2018	10-12/2017	1-12/2018	1-12/2017
$ millions	$ millions	$ millions	$ millions
Total Sales	147	156	741	692
Sales to external customers	142	148	719	671
Sales to internal customers	5	8	22	21
Segment profit	2	8	57	56
Depreciation and Amortization	5	6	19	19
Capital expenditures	7	5	15	12

Results Analysis October– December 2018

	Sales	Expenses	Segment profit
	$ millions
Q4 2017 figures	156	(148)	8
Quantity	(9)	5	(4)
Price	4	-	4
Exchange rate	(4)	3	(1)
Raw materials	-	(1)	(1)
Operating and other expenses	-	(4)	(4)
Q4 2018 figures	147	(145)	2

See annual results analysis in the Appendix.

The segment's performance in Q4 2018 was negatively impacted by lower sales of specialty agriculture products, largely of straight fertilizers and water-soluble NPK and from an increase in other expenses as a result of higher labor costs, inventory write-offs and insurance income recorded in Q4 2017. These were partially offset by an increase in the selling prices of specialty agriculture products, mainly straight fertilizers and chemicals.

The segment's performance in 2018 was positively impacted by higher sales volumes, mainly of liquid and water soluble NPKs as well as straight fertilizers, higher prices and favorable exchange rates, partially offset by higher raw material costs.

DIVIDEND DISTRIBUTION

ICL's Board of Directors declared the final dividend distribution out of 2018 financial results at the amount of about 4.8 cents per share or about $62 million. The dividend will be paid on March 13, 2019, with a record date of February 28, 2019.

##

About ICL

ICL is a global specialty minerals and chemicals company operating bromine, potash, and phosphate mineral value chains in a unique, integrated business model. ICL extracts raw materials from well-positioned mineral assets and utilizes technology and industrial know-how to add value for customers in key agricultural and industrial markets worldwide. ICL focuses on strengthening leadership positions in all of its core value chains. It also plans to strengthen and diversify its offerings of innovative agro solutions by leveraging ICL’s existing capabilities and agronomic know-how, as well as the Israeli technological ecosystem. ICL shares are dually listed on the New York Stock Exchange and the Tel Aviv Stock Exchange (NYSE and TASE: ICL). The company employs more than 11,000 people worldwide, and its sales in 2018 totaled approximately US$5.6 billion. For more information, visit the Company's website at www.icl-group.com.

Forward Looking Statement

This press release contains statements that constitute “forward-looking statements”, many of which can be identified by the use of forward-looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate” and “potential” among others. Forward-looking statements include, but are not limited to assessments and judgments regarding macro-economic conditions and ICL’s markets, operations and financial results. Forward-looking assessments and judgments are based on our management’s current beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, market fluctuations, especially in ICL’s manufacturing locations and target markets ;the difference between actual resources and our resources estimates ;changes in the demand and price environment for ICL's products as well as the cost of shipping and energy, whether caused by actions of governments, manufacturers or consumers ;changes in the capital markets, including fluctuations in currency exchange rates, credit availability, interest rates;changes in the competition structure in the market;and the factors in “Item 3. Key Information—D. Risk Factors” in the Company's annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") on March 7, 2018 and other filings from time to time with the SEC. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update or revise them or any other information contained in this press release, whether as a result of new information, future developments or otherwise.

##

(Financial tables follow and are also available in
Excel format on our website located at www.icl-group.com)

Appendix:

We disclose in this quarterly press release non-IFRS financial measures titled sales excluding divested businesses, adjusted operating income, adjusted operating income excluding divested businesses, adjusted net income, adjusted net income excluding divested businesses, adjusted EPS attributable to the Company’s shareholders excluding divestments and adjusted EBITDA excluding divested businesses. Our management uses these measures to facilitate operating performance comparisons from period to period. We calculate our sales excluding divested businesses by adjusting our sales to exclude sales attributable to the Fire Safety and Oil Additives (P2S5) business (divested in Q1 2018) and Rovita (divested in Q3 2018), as set forth in the reconciliation table “[Adjustments to reported operating and net income]” below. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table “Adjustments to reported operating and net income” below. Certain of these items may recur. We calculate our adjusted operating income excluding divested businesses by adjusting our adjusted operating income to exclude the results of the Fire Safety and Oil Additives (P2S5) business (divested in Q1 2018) and Rovita (divested in Q3 2018), as set forth in the reconciliation table “Adjustments to reported operating and net income. We calculate our adjusted net income attributable to the Company’s shareholders by adjusting our net income attributable to the Company’s shareholders to add certain items, as set forth in the reconciliation table “Adjustments to reported operating and net income” below, excluding the total tax impact of such adjustments and adjustments attributable to the non-controlling interests. We calculate our adjusted net income attributable to the Company’s shareholders excluding divested businesses by adjusting our adjusted net income attributable to the Company’s shareholders to exclude the results of the Fire Safety and Oil Additives (P2S5) business (divested in Q1 2018) and Rovita (divested in Q3 2018), as set forth in the reconciliation table “Adjustments to reported operating and net income” below. We calculate adjusted EPS excluding divestments as adjusted net income excluding divested businesses divided by weighted-average diluted number of ordinary shares outstanding as provided in the reconciliation table "Adjustments to reported operating and net income" below. We calculate our adjusted EBITDA excluding divested businesses by adding back to the net income attributable to the Company’s shareholders the depreciation and amortization, financing expenses, net, taxes on income and the items presented in the reconciliation table “Adjusted EBITDA for the periods of activity” below and excluding the contributions of the results of the Fire Safety and Oil Additives (P2S5) business (divested in Q1 2018) and Rovita (divested in Q3 2018), which were adjusted for in calculating the adjusted operating income and adjusted net income attributable to the Company’s shareholders.

You should not view sales excluding divested businesses, adjusted operating income, adjusted operating income excluding divested businesses, adjusted net income attributable to the Company’s shareholders, adjusted net income attributable to the Company’s shareholders excluding divested businesses, adjusted EPS attributable to the Company’s shareholders excluding divestments or adjusted EBITDA excluding divested businesses as a substitute for sales, operating income or net income attributable to the Company’s shareholders determined in accordance with IFRS, and you should note that our definitions of sales excluding divested businesses, adjusted operating income, adjusted operating income excluding divested businesses, adjusted net income attributable to the Company’s shareholders, adjusted net income attributable to the Company’s shareholders excluding divested businesses and adjusted EBITDA excluding divested businesses may differ from those used by other companies. However, we believe adjusted operating income, adjusted net income attributable to the Company’s shareholders, adjusted net income attributable to the Company’s shareholders excluding divested businesses, adjusted EPS attributable to the Company’s shareholders excluding divestments and adjusted EBITDA excluding divested businesses provide useful information to both management and investors by excluding certain results and expenses that management believes are not indicative of our ongoing operations, in particular the divestments of the Fire Safety and Oil Additives business (divested in Q1 2018) and the Rovita business (divested in Q3 2018), as we no longer own these businesses. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management's performance. We believe that these non-IFRS measures provide useful information to investors because they improve the comparability of the financial results between periods and provide for greater transparency of key measures used to evaluate our performance.

We present a discussion in the period-to-period comparisons of the primary drivers of changes in the Company’s results of operations. This discussion is based in part on management’s best estimates of the impact of the main trends in its businesses. We have based the following discussion on our financial statements. You should read the following discussion together with our financial statements.

Condensed Consolidated Statements of Income (Unaudited)

(In millions, except per share data)

	For the three-month period ended		For the year ended
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
	$ millions	$ millions	$ millions	$ millions
Sales	1,410	1,361	5,556	5,418
Cost of sales	903	932	3,702	3,746

Gross profit	507	429	1,854	1,672

Selling, transport and marketing expenses	210	189	798	746
General and administrative expenses	62	70	257	261
Research and development expenses	13	15	55	55
Other expenses (income), net	56	(34)	(775)	(19)

Operating income	166	189	1,519	629

Finance expenses, net	66	25	158	124

Share in earnings (losses) of equity-accounted investees	3	(2)	3	-

Income before income taxes	103	162	1,364	505

Provision for income taxes	19	13	129	158

Net income	84	149	1,235	347

Net income (loss) attributable to the non-controlling interests	2	(6)	(5)	(17)

Net income attributable to the shareholders of the Company	82	155	1,240	364

Earnings per share attributable to the shareholders of the Company:

Basic earnings per share (in dollars)	0.06	0.12	0.97	0.29

Diluted earnings per share (in dollars)	0.06	0.12	0.97	0.29

Weighted-average number of ordinary shares outstanding:

Basic (in thousands)	1,278,064	1,277,099	1,277,209	1,276,072

Diluted (in thousands)	1,283,152	1,277,947	1,279,781	1,276,997

Condensed Consolidated Statements of Financial Position (Unaudited)

	December 31, 2018	December 31, 2017
	$ millions	$ millions
Current assets
Cash and cash equivalents	121	83
Short-term investments and deposits	92	90
Trade receivables	990	932
Inventories	1,290	1,226
Assets held for sale	-	169
Other receivables	268	225
Total current assets	2,761	2,725

Non-current assets
Investments in equity-accounted investees	30	29
Investments at fair value through other comprehensive income	145	212
Deferred tax assets	122	132
Property, plant and equipment	4,663	4,521
Intangible assets	671	722
Other non-current assets	357	373
Total non-current assets	5,988	5,989

Total assets	8,749	8,714

Current liabilities
Short-term credit	610	822
Trade payables	715	790
Provisions	37	78
Liabilities held for sale	-	43
Other current liabilities	620	595
Total current liabilities	1,982	2,328

Non-current liabilities
Long-term debt and debentures	1,815	2,388
Deferred tax liabilities	297	228
Long-term employee provisions	501	640
Provisions	229	193
Other non-current liabilities	10	7
Total non-current liabilities	2,852	3,456

Total liabilities	4,834	5,784

Equity
Total shareholders’ equity	3,781	2,859
Non-controlling interests	134	71
Total equity	3,915	2,930

Total liabilities and equity	8,749	8,714

Condensed Consolidated Statements of Cash Flows (Unaudited)

	For the three-month period ended		For the year ended
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
	$ millions	$ millions	$ millions	$ millions
Cash flows from operating activities
Net income	84	149	1,235	347
Adjustments for:
Depreciation and amortization	107	104	403	390
Impairment	-	14	17	28
Exchange rate and interest expenses, net	(8)	27	35	137
Share in (losses) earnings of equity-accounted investees, net	(3)	2	(3)	-
Gain from divestiture of businesses	-	(48)	(841)	(54)
Other capital losses	-	3	-	-
Share-based compensation	2	3	19	16
Deferred tax expenses (income)	12	(34)	76	(46)
	110	71	(294)	471

Change in inventories	(56)	(48)	(115)	57
Change in trade and other receivables	13	61	(104)	21
Change in trade and other payables	67	38	(36)	(45)
Change in provisions and employee benefits	6	6	(66)	(4)
Net change in operating assets and liabilities	30	57	(321)	29
Net cash provided by operating activities	224	277	620	847

Cash flows from investing activities
Proceeds from deposits, net	(10)	(6)	(3)	(65)
Purchases of property, plant and equipment and intangible assets	(179)	(140)	(572)	(457)
Proceeds from divestiture of businesses net from transaction expenses paid	(4)	-	902	6
Proceeds from sale of equity-accounted investee	-	168	-	168
Dividends from equity-accounted investees	2	-	2	3
Proceeds from sale of property, plant and equipment	-	-	2	12
Net cash provided by (used in) investing activities	(191)	22	331	(333)

Cash flows from financing activities
Dividends paid to the Company's shareholders	(65)	(56)	(241)	(237)
Receipt of long-term debt	270	70	1,746	966
Repayment of long-term debt	(126)	(353)	(2,115)	(1,387)
Short-term credit from banks and others, net	(90)	18	(283)	147
Other	(1)	-	(1)	-
Net cash used in financing activities	(12)	(321)	(894)	(511)

Net change in cash and cash equivalents	21	(22)	57	3
Cash and cash equivalents as at the beginning of the period	102	109	88	87
Net effect of currency translation on cash and cash equivalents	(2)	1	(24)	(2)
Cash and cash equivalents included as part of assets held for sale	-	(5)	-	(5)
Cash and cash equivalents as at the end of the year	121	83	121	83

Additional Information

	For the three-month period ended		For the year ended
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
	$ millions	$ millions	$ millions	$ millions
Income taxes paid	21	70	56	127
Interest paid	31	37	103	111

Adjustments to Reported Operating and Net Income

	10-12/2018	10-12/2017	1-12/2018	1-12/2017
	$ millions	$ millions	$ millions	$ millions
Operating income	166	189	1,519	629
Capital gain (1)	-	(48)	(841)	(54)
Impairment of assets (2)	-	14	19	32
Provision for early retirement and dismissal of employees (3)	-	5	7	20
Provision for legal claims (4)	30	8	31	25
Provision for closure costs (5)	18	-	18	-
Total adjustments to operating income	48	(21)	(766)	23
Contribution from divested businesses	-	(15)	(3)	(122)
Adjusted operating income excluding divested businesses	214	153	750	530
Net income attributable to the shareholders of the Company	82	155	1,240	364
EPS attributable to the shareholders of the Company (diluted)	0.06	0.12	0.97	0.29
Total adjustments to operating income	48	(21)	(766)	23
Adjustments to finance expenses (6)	7	(3)	10	-
Total tax impact of the above operating income & finance expenses adjustments	(13)	5	(7)	(4)
Tax assessment and deferred tax adjustments (7)	-	6	-	6
Contribution from divested businesses	-	(7)	1	(66)
Total adjusted net income excluding divested businesses - shareholders of the Company	124	135	478	323
Adjusted EPS attributable to the shareholders of the Company (diluted)	0.10	0.11	0.37	0.25
Weighted-average number of ordinary shares outstanding (basic, in thousands):	1,278,064	1,277,099	1,277,209	1,276,072
Weighted-average number of ordinary shares outstanding (diluted, in thousands):	1,283,152	1,277,947	1,279,781	1,276,997

* See reconciliation of sales excluding divested businesses in the table "Results Analysis October-December 2018" above and ""Results Analysis January-December 2018" below.

(1)	In 2018, capital gain from the sale of the Fire Safety and Oil Additives (P2S5) businesses. In 2017, additional consideration received regarding earn-out of 2015 divestitures, capital gain from IDE divestiture and capital gain from deconsolidation of Allana Afar in Ethiopia.

(2)	Impairment in value and write-down of assets. In 2018, write-off of Rovita’s assets following its divestment and write-off of an intangible asset regarding a specific ICL R&D project related to ICL’s phosphate-based products. In 2017, relating to impairment of an intangible asset in Spain, write-down of an investment in Namibia and impairment of assets in China and the Netherlands.

(3)	Provision for early retirement and dismissal of employees in accordance with the Company’s comprehensive global efficiency plan in its production facilities throughout the group. In 2018, provisions relating to the Company’s facilities in the United Kingdom (Boulby mine) and Israel (Rotem). In 2017, provisions relating to Rotem, and to subsidiaries in North America and Europe.

(4)	Provision for legal claims. In 2018, an increase of a provision in connection with prior periods in respect of royalties’ arbitration in Israel, partly offset by a VAT refund related to prior periods in Brazil (2002-2015). In 2017, judgment relating to a dispute with the National Company for Roads in Israel regarding damage caused to bridges by DSW, a decision of the European Commission concerning past grants received by a subsidiary in Spain, claims for damages related to the contamination of the water in certain wells at the Suria site in Spain, a provision in connection with prior periods in respect of royalties’ arbitration in Israel, reversal of the provision for retroactive electricity charges in connection with prior periods and settlement of the dispute with Great Lakes (a subsidiary of Chemtura Corporation).

(5)	Provision for site closure cost. In 2018, an increase in the provision in connection with the Sallent site closure costs as part of the restoration solution.

(6)	Interest and linkage expenses. In 2018, an increase in the provision related to the royalties’ arbitration in Israel (see also above) and in 2017 related to a decision of the European Commission in the third quarter, which was fully offset by income in connection with the resolution of the Appeals Court for Tax Matters in Belgium in the following quarter.

(7)	In 2017, an internal transaction in preparation of the low-synergy business divestitures, resulting in tax liabilities (see also capital gain from divestment of the Fire Safety and Oil Additives businesses above), and tax income relating to the resolution of the Appeals Court for Tax matters in Belgium.

Calculation of Adjusted EBITDA:

	10-12/2018	10-12/2017	1-12/2018	1-12/2017
	$ millions	$ millions	$ millions	$ millions
Net income attributable to the shareholders of the Company	82	155	1,240	364
Depreciation and Amortization	107	104	403	390
Financing expenses, net	66	25	158	124
Taxes on income	19	13	129	158
Adjustments *	48	(21)	(766)	23
Contribution from divested businesses	-	(17)	(4)	(131)
Total adjusted EBITDA excluding divested businesses	322	259	1,160	928

* See "Adjustments to reported operating and net income (Non-GAAP)" above.

Results Analysis January – December 2018

	Sales	Expenses	Operating income
	$ millions
YTD 2017 figures	5,418	(4,789)	629
Total adjustments YTD 2017*	-	23	23
Adjusted YTD 2017 figures	5,418	(4,766)	652
Divested businesses	(343)	221	(122)
Adjusted YTD 2017 figures (excluding divested businesses)	5,075	(4,545)	530
Quantity	(87)	77	(10)
Price	419	-	419
Exchange rate	99	(93)	6
Raw materials	-	(88)	(88)
Energy	-	(2)	(2)
Transportation	-	(41)	(41)
Operating and other expenses	-	(64)	(64)
Adjusted YTD 2018 figures excluding divested businesses	5,506	(4,756)	750
Total adjustments YTD 2018*	-	766	766
Divestments' contribution 2018	50	(47)	3
YTD 2018 figures	5,556	(4,037)	1,519

* See "Adjustments to reported operating and net income (Non-GAAP)" above.

Results Analysis January – December 2018 – Industrial Products:

	Sales	Expenses	Segment profit
	$ millions
YTD 2017 figures	1,193	(890)	303
Quantity	22	(19)	3
Price	70	-	70
Exchange rate	11	(11)	-
Raw materials	-	(13)	(13)
Energy	-	(2)	(2)
Transportation	-	1	1
Operating and other expenses	-	(12)	(12)
YTD 2018 figures	1,296	(946)	350

Results Analysis January – December 2018 – Potash:

	Sales	Expenses	Segment profit
	$ millions
YTD 2017 figures	1,383	(1,101)	282
Quantity	21	(25)	(4)
Price	197	-	197
Exchange rate	22	(27)	(5)
Energy	-	(3)	(3)
Transportation	-	(32)	(32)
Operating and other expenses	-	(42)	(42)
YTD 2018 figures	1,623	(1,230)	393

Results Analysis January – December 2018 – Phosphate Solutions:

	Sales	Expenses	Segment profit
	$ millions
YTD 2017 figures	2,037	(1,888)	149
Divested businesses	(15)	18	3
YTD 2017 figures (excluding divested businesses)	2,022	(1,870)	152
Quantity	(109)	97	(12)
Price	142	-	142
Exchange rate	44	(33)	11
Raw materials	-	(62)	(62)
Energy	-	1	1
Transportation	-	(10)	(10)
Operating and other expenses	-	(14)	(14)
YTD 2018 figures	2,099	(1,891)	208

Results Analysis January – December 2018 – IAS:

	Sales	Expenses	Segment profit
	$ millions
YTD 2017 figures	692	(636)	56
Quantity	17	(13)	4
Price	13	-	13
Exchange rate	19	(17)	2
Raw materials	-	(14)	(14)
Operating and other expenses	-	(4)	(4)
YTD 2018 figures	741	(684)	57

Sales by Main Countries:

	10-12/2018		10-12/2017		1-12/2018		1-12/2017
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales
China	291	21	213	16	848	15	724	13
USA	215	15	241	18	903	16	1,091	20
Brazil	184	13	144	11	656	12	594	11
India	81	6	68	5	211	4	200	4
United Kingdom	79	6	83	6	382	7	328	6
Germany	76	5	94	7	365	7	378	7
Israel	63	4	41	3	223	4	171	3
Spain	59	4	64	5	262	5	264	5
France	55	4	67	5	267	5	265	5
Italy	24	2	32	2	125	2	121	2
All other	283	20	314	22	1,314	23	1,282	24
Total	1,410	100	1,361	100	5,556	100	5,418	100

Sales by Geographical Regions:

	10-12/2018		10-12/2017		1-12/2018		1-12/2017
	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales	$ millions	% of sales

Asia	469	33	396	29	1,488	27	1,342	25
Europe	418	30	465	34	1,970	35	1,918	35
North America	234	17	260	19	978	18	1,175	22
South America	198	14	160	12	712	13	666	12
Rest of the world	91	6	80	6	408	7	317	6
Total	1,410	100	1,361	100	5,556	100	5,418	100

Asia –the increase in Q4 2018 derives mainly from an increase in the quantities sold and selling prices of potash together with an increase in the quantities sold of phosphate fertilizers and phosphate-based food additives. Annual sales increased as a result of an increase in quantities sold of potash, dairy proteins and specialty agriculture products, together with an increase in the selling prices of phosphate fertilizers and bromine-based flame retardants and industrial solutions. The increase was partly offset by a decline in green phosphoric acid quantities sold.

Europe – the decrease derives mainly from the divestiture of the Fire-Safety, Oil Additives (P2S5) and the Rovita businesses together with a decrease in the quantities sold of Potash and phosphate fertilizers. The decrease was partly offset by an increase in phosphate fertilizers selling prices. Annual sales increased as a result of higher sales quantities and selling prices of potash and bromine-based flame retardants, quantities sold of specialty agriculture products, selling prices of phosphorous-based flame retardants, together with the positive impact of the upward revaluation of the euro against the dollar. The increase was partly offset mainly as a result of the divestiture of the Fire-Safety, Oil Additives (P2S5) and the Rovita businesses together with a decline in sales quantities of green phosphoric acid.

North America – the decrease derives mainly from the divestiture of the Fire Safety and Oil Additives (P2S5) businesses. The decrease was partly offset by an increase in the quantities sold of phosphate fertilizers and clear brine fluids. Annual sales decreased as a result of the divestiture of the Fire Safety and Oil Additives (P2S5) businesses and a decrease in the quantities sold of potash. The decrease was partly offset by an increase in the selling prices and quantities sold of phosphate fertilizers, quantities sold of clear brine fluids and phosphorous-based flame retardants and selling prices of potash.

South America – the increase derives mainly from an increase in selling prices and the quantities sold of potash. The increase in annual sales is attributed to an increase in selling prices of potash, partly offset by a decrease in potash quantities sold.

Rest of the world – the increase derives mainly from sales of electricity surplus to third parties from ICL's new power plant in Sodom, partly offset by a decrease in the quantities sold of dairy protein products. The increase in annual sales is attributed to an increase in the quantities sold of dairy proteins products, clear brine fluids and electricity surplus to third parties from ICL's new power plant in Sodom.

Operating segment data:

	Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Adjustments	Consolidated
	$ millions
For the three-month period ended December 31, 2018

Sales to external parties	316	472	471	142	9	-	1,410
Inter-segment sales	4	43	24	5	1	(77)	-
Total sales	320	515	495	147	10	(77)	1,410

Segment profit	83	158	38	2	-	(5)	276
General and administrative expenses							(62)
Other expenses not allocated to the segments							(48)
Operating income							166

Financing expenses, net							(66)
Share in earnings of equity-accounted investee							3
Income before taxes on income							103

Capital expenditures	12	133	53	7	4	2	211

Depreciation, amortization and impairment	16	40	42	5	1	3	107

	Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Adjustments	Consolidated
	$ millions
For the three-month period ended December 31, 2017

Sales to external parties	298	381	460	148	74	-	1,361
Inter-segment sales	5	33	27	8	4	(77)	-
Total sales	303	414	487	156	78	(77)	1,361

Segment profit	73	119	23	8	16	(1)	238
General and administrative expenses							(70)
Other expenses not allocated to the segments							21
Operating income							189

Financing expenses, net							(25)
Share in earnings of equity-accounted investee							(2)
Income before taxes on income							162

Capital expenditures	17	119	29	5	16	-	186

Depreciation, amortization and impairment	15	36	45	6	2	14	118

	Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Adjustments	Consolidated
	$ millions
For the year ended December 31, 2018

Sales to external parties	1,281	1,481	2,001	719	74	-	5,556
Inter-segment sales	15	142	98	22	5	(282)	-
Total sales	1,296	1,623	2,099	741	79	(282)	5,556

Segment profit	350	393	208	57	9	(7)	1,010
General and administrative expenses							(257)
Other income not allocated to the segments							766
Operating income							1,519

Financing expenses, net							(158)
Share in earnings of equity-accounted investee							3
Income before taxes on income							1,364

Capital expenditures	50	356	176	15	5	3	605

Depreciation, amortization and impairment	63	141	172	19	4	21	420

	Industrial Products	Potash	Phosphate Solutions	Innovative Ag Solutions	Other Activities	Adjustments	Consolidated
	$ millions
For the year ended December 31, 2017

Sales to external parties	1,179	1,258	1,938	671	372	-	5,418
Inter-segment sales	14	125	99	21	12	(271)	-
Total sales	1,193	1,383	2,037	692	384	(271)	5,418

Segment profit	303	282	149	56	127	(4)	913
General and administrative expenses							(261)
Other expenses not allocated to the segments							(23)
Operating income							629

Financing expenses, net							(124)
Income before taxes on income							505

Capital expenditures	49	270	154	12	19	3	507

Depreciation, amortization and impairment	61	128	172	19	8	30	418

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	Global Company Secretary

Date: February 6, 2019